EXHIBIT 99.1

Antalpha Announces Strategic Investment in Tether Gold and Expansion into New Lending Verticals

SINGAPORE, May 27, 2025 (GLOBE NEWSWIRE) -- Antalpha Platform Holding Company (NASDAQ: ANTA) (“Antalpha” or the “Company”), a leading fintech platform serving the Bitcoin mining ecosystem, today announced strategic initiatives to strengthen its treasury plan and expand its product offering.

Strategic Allocation into Tether Gold (XAUt)
Antalpha intends to allocate up to US $40 million equivalent in XAUt at market price from now until June 30, 2026. The Company views this allocation as a strategic hedge against macroeconomic volatility, a tool to diversify its institutional collateral base, and a means to offer its clients access to stable-value lending solutions to hedge against periods of market uncertainty. The Company believes that XAUt offers strong strategic value for institutional asset allocation, particularly in its potential to withstand crypto market cycles and support diverse financial applications. XAUt will be a cornerstone collateral asset in Antalpha’s loan structure, enabling the Prime platform to scale its financing business with improved resilience and greater stability.

XAUt Product Integration
Antalpha plans to acquire XAUt and secure such digital assets to obtain funding for its lending operation. In line with this strategy, the Company’s product and risk management teams are working jointly to upgrade its MPC capabilities and account features on the Antalpha Prime platform. Additionally, the Company plans to launch a dedicated portal on its website to provide near real-time information on XAUt and the corresponding underlying physical gold holdings, further enhancing asset transparency and client confidence.

Multi-Asset Collateral Strategy to Expand Addressable Market and Improve Risk Management Capability
Antalpha remains focused on its core lending business and is committed to developing scalable financing solutions for different business lines with long-term growth potential. In addition to accepting Bitcoin and mining-machine collateral for its crypto financing, the Company plans to expand its addressable market by accepting new forms of collateral, including XAUt and GPU for AI compute, to build a more flexible and scalable digital-asset lending business. In addition, we plan to expand our business relationship with Northstar and enable them to provide Ethereum margin loans on the Antalpha Prime platform. Antalpha plans to broaden its business lines as follow:

  XAUt–Collateralized Loans will begin accepting XAUt as collateral to improve collateral value stability for supply-chain financing;
  AI Compute Financing will begin providing institutional loans for investment in AI compute using AI GPUs as loan collateral; and
  Ethereum Margin Loans will expand Northstar’s margin loan offering on Antalpha Prime to enable borrowers to secure digital asset financing with Ethereum, in addition to Bitcoin.

“We are building Antalpha for the long term, with transparency, prudence and risk management at the core,” said Paul Liang, Chief Financial Officer of Antalpha. “Our digital gold strategy and new lending business lines reflect our willingness to listen to our clients’ needs and lead the digital asset financing industry with innovative institutional-grade lending solutions while strengthening our risk-management capabilities.”

These new initiatives reinforce Antalpha’s vision as a leading, trusted, crypto-native infrastructure partner in the digital asset financing industry.

About Antalpha
Antalpha is a leading fintech company specializing in providing financing, technology, and risk management solutions to institutions in the digital asset industry. As the primary lending partner of Bitmain, Antalpha offers Bitcoin supply chain and margin loans through the Antalpha Prime technology platform, which allows customers to originate and manage their digital assets loans, as well as monitor collateral positions with near real-time data.

About Tether Gold
XAUt is a digital token issued by TG Commodities Limited, a Tether Group company. Each token represents ownership of one troy ounce of fine gold on a London Good Delivery gold bar, held in custody by a third-party custodian in a secure Swiss vault. The token is issued on both Ethereum (ERC-20) and Tron (TRC-20) blockchains, providing institutional and DeFi participants with 24/7 access to highly liquid, gold-backed assets.

Contact
Investor Relations: ir@antalpha.com

Safe Harbor Statement
This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Antalpha’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Antalpha’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Antalpha does not undertake any obligation to update any forward-looking statement, except as required under applicable law.